(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Results for the First Quarter of 2024

•Net sales of $696 million
•Operating margin of 15.1%, adjusted operating margin1 of 18.0%
•GAAP diluted EPS of $0.47 down 13% and adjusted diluted EPS1 of $0.59 up 31%
•Capital returned to shareholders of $57 million during the quarter
•Full year 2024 guidance reconfirmed

Montreal, Wednesday, May 1, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the first quarter ended March 31, 2024. Fiscal 2024 guidance was reconfirmed as communicated on April 15, 2024.

"Our solid first quarter performance highlights the strength of our business model and our strong focus on executing on our priorities. The quarter included several bright spots, including continued market momentum in ring spun and fleece products. I'm pleased with our competitive positioning and our execution which drove significant year over year improvement in our key financial metrics. Our key focus strategic priorities are clear and we are off to a good start to the year.” said Vince Tyra, Gildan’s President and CEO.

Q1 2024 Operating Results
Net sales of $696 million for the first quarter, were down 1% over the prior year, consistent with guidance previously provided. Overall shipments were essentially in line with the prior year, though slightly ahead of our expectations, with the net sales decline driven by lower net selling prices and unfavorable mix. Activewear sales of $592 million, were up 1%, driven by higher shipments reflecting positive POS trends across geographies, as well as seasonal replenishment at distributors, which came in slightly below last year's level. Activewear volume growth was partly offset by lower net selling prices and unfavorable product mix relative to the prior year. Activewear sales also reflected strong momentum with National account customers, who service retail markets, as well as continued share gains in key product categories. International sales were up 1% reflecting a potential stabilization in POS trends, with noticeable signs of recovery in some regions. In the Hosiery and underwear category, sales were down 10% versus the prior year reflecting unfavorable mix within this category, the phase out of the Under Armour business and broader market weakness in the underwear category.

The Company generated gross profit of $211 million, or 30.3% of net sales, versus $188 million, or 26.7% in the prior year. On an adjusted basis, gross margins1 were 30.3% versus 26.2% last year, representing a 410 basis point improvement which was primarily driven by lower raw material and manufacturing input costs, slightly offset by lower net selling prices and unfavorable mix.

SG&A expenses of $105 million, or 15.1% of net sales, included a charge of $20 million pertaining to advisory fees on shareholder matters, costs related to assessing external interests in acquiring the Company, adjustments to CEO separation costs as well as special retention awards. Excluding this charge, adjusted SG&A expenses as a percentage of net sales1 of 12.3% in the quarter compares to 11.6% last year, reflecting various non-recurring expenses and to a lesser extent sales deleverage.

The Company generated operating income of $105 million, or 15.1% of net sales, compared to $128 million, or 18.2% of net sales in the first quarter last year which included the benefit of a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities. Adjusted operating income1 was $126 million or 18.0% of net sales, up $23 million or 340 basis points compared to the prior year reflecting the higher adjusted gross margin.

After reflecting net financial expenses of $23 million, up $6 million over the prior year due to higher interest rates and average net borrowing levels, and the positive benefit of a lower outstanding share base, we reported GAAP diluted EPS for the quarter of $0.47, down 13% versus the prior year. Excluding advisory fees on shareholder matters, costs related to assessing external interests in acquiring the Company, adjustments to CEO separation costs as well as special retention awards, adjusted diluted EPS1 were $0.59, up 31% year over year.

Cash flows used in operating activities in the first quarter totaled $27 million compared to $179 million used in the prior year, mainly due to lower working capital investments. After accounting for capital expenditures totaling $44 million in the first quarter which were down versus the prior year, the Company consumed approximately $71 million of free cash flow1 in the first quarter. This compares to $202 million consumed in the first quarter of 2023, which benefited from net proceeds of $51 million from the sale and leaseback of one of our U.S. distribution facilities. During the first quarter, capital expenditures moderated as expected, as we continued to ramp up operations at our new Bangladesh manufacturing facility. During the quarter, capital returned to shareholders from share repurchases was $57 million and we ended the first quarter with net debt1 of $1,143 million and a leverage ratio1 of 1.6 times net debt to trailing twelve months adjusted EBITDA1 , within targeted debt levels.

2024 Outlook
Ahead of Gildan's 2024 Investor Day planned for the fall, the Company recently provided an Investor update which detailed five key focus strategic priorities as well as medium-term financial targets over the 2025-2028 period. Capitalizing on the strong foundation set by the Gildan Sustainable Growth (GSG) strategy and building upon its ongoing execution, the priorities identified are expected to help the Company unlock the next phase of growth. For further information about our strategy and medium-term targets, we invite you to consult our press release dated April 15, 2024, alongside our conference call replay and detailed presentation, accessible at the following link: https://gildancorp.com/en/investors/events-and-presentations/.

During the Investor update, the Company took the opportunity to reconfirm its 2024 full year guidance as follows:
•Revenue growth for the full year to be flat to up low-single digits;
•Adjusted operating margin1 slightly above the high end of the 18% to 20% target range for 2024;
•Capex to come in at approximately 5% of net sales;
•Adjusted diluted EPS1 in the range of $2.92 to $3.07, up significantly between 13.5% and 19.5% year over year;
•Free cash flow above 2023 levels driven by increased profitability, lower working capital investments and lower capital expenditures than in 2023.

The assumptions underpinning the 2024 guidance include the following:
•Our outlook assumes that POS trends continue to improve compared to 2023, reflecting potential recovery in various markets, as well as overall growth opportunities. Our revenue guidance also takes into account the expiration of the Under Armour sock license agreement on March 31, 2024, which is expected to have minimal impact on our profitability. Excluding the impact of this agreement, full year revenue growth in 2024 would be in the low to mid-single digit range.

•Though the timing of the potential enactment of legislation remains uncertain, we have incorporated the estimated impact of the implementation of draft Global Minimum Tax (GMT) legislation in Canada and Barbados on our effective tax rate, retroactive to January 1, 2024. We currently assume enactment of this legislation in Q2 of 2024 although we recognize that this could occur later in the year. We have also assumed that certain refundable tax credits will be introduced in one of the jurisdictions in which we operate, which will reduce our SG&A.

•Q2 net sales are expected to be flat to up low single digits year over year. Adjusted operating margin is expected to come in above the high end of our 18% to 20% target range for 2024, including the cumulative positive benefit of expected refundable tax credits.

•Given our expected strong free cash flow, and our recently revised target net debt leverage ratio of 1.5 to 2 times (previously 1 to 2 times), the Company currently plans, absent any further corporate developments, to resume share repurchases following the Annual General Meeting of shareholders on May 28, 2024.

Our 2024 outlook assumes no meaningful deterioration from current market conditions including the pricing and inflationary environment, and no further deterioration in geopolitical environments. They reflect reasonable industry growth and expected market share gains. In addition, our outlook reflects Gildan’s expectations as of May 1, 2024 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and the annual MD&A for the year ended December 31, 2023.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.205 per share, payable on June 17, 2024 to shareholders of record as of May 23, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
Under its current normal course issuer bid ("NCIB") that commenced on August 9, 2023, and will end on August 8, 2024, Gildan is authorized to repurchase for cancellation up to 8,778,638 common shares, representing 5% of Gildan’s issued and outstanding shares as of July 31, 2023. The NCIB is conducted by means of purchases through the facilities of the TSX and the NYSE and through alternative Canadian trading systems. During the period from August 9, 2023 to April 29, 2024, Gildan purchased for cancellation a total of 8,611,018 common shares, representing 4.9% of the Company’s issued and outstanding common shares as at July 31, 2023.

Disclosure of Outstanding Share Data
As at April 29, 2024, there were 168,589,957 common shares issued and outstanding along with 467,401 stock options and 60,870 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's first quarter 2024 results today at 5:00 PM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 9371601 #. A replay will be available for 7 days starting at 8:00 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link https://gildancorp.com/en/investors/events-and-presentations/.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2024, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q1 2024	Q1 2023	Variation (%)
Net sales	695.8	702.9	(1.0)%
Gross profit	211.1	187.7	12.5%
Adjusted gross profit(1)	211.1	184.4	14.5%
SG&A expenses	105.2	81.8	28.6%
Adjusted SG&A expenses(1)	85.5	81.8	4.5%
Gain on sale and leaseback	—	(25.0)	n.m.
Restructuring and acquisition-related costs	0.8	2.8	(71.4)%
Operating income	105.1	128.0	(17.9)%
Adjusted operating income(1)	125.6	102.5	22.5%
Adjusted EBITDA(1)	157.2	130.4	20.6%
Financial expenses	22.7	17.0	33.5%
Income tax expense	3.7	13.4	(72.4)%
Net earnings	78.7	97.6	(19.4)%
Adjusted net earnings(1)	99.2	81.6	21.6%
Basic EPS	0.47	0.54	(13.0)%
Diluted EPS	0.47	0.54	(13.0)%
Adjusted diluted EPS(1)	0.59	0.45	31.1%
Gross margin(2)	30.3%	26.7%	3.6 pp
Adjusted gross margin(1)	30.3%	26.2%	4.1 pp
SG&A expenses as a percentage of net sales(3)	15.1%	11.6%	3.5 pp
Adjusted SG&A expenses as a percentage of net sales(1)	12.3%	11.6%	0.7 pp
Operating margin(4)	15.1%	18.2%	(3.1) pp
Adjusted operating margin(1)	18.0%	14.6%	3.4 pp
Cash flows from (used in) operating activities	(27.4)	(179.4)	(84.7)%
Capital expenditures	(44.0)	(73.9)	(40.5)%
Free cash flow(1)	(71.3)	(202.2)	(64.7)%

As at (in $ millions, or otherwise indicated)	Mar 31, 2024	Dec 31, 2023
Inventories	1,137.2	1,089.4
Trade accounts receivable	512.1	412.5
Net debt(1)	1,143.1	993.4
Net debt leverage ratio(1)	1.6	1.5
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales is defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q1 2024	Q1 2023	Variation (%)
Activewear	592.1	587.8	0.7%
Hosiery and underwear	103.7	115.1	(9.9)%
	695.8	702.9	(1.0)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q1 2024	Q1 2023	Variation (%)
United States	618.0	625.1	(1.1)%
Canada	25.3	25.7	(1.6)%
International	52.5	52.1	0.8%
	695.8	702.9	(1.0)%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. For the three months ended March 31, 2024, restructuring and acquisition-related costs of $0.8 million (2023 - $2.8 million) were recognized. Refer to subsection 5.5.5 entitled “Restructuring and acquisition-related costs” in our interim MD&A for a detailed discussion of these costs.

Net insurance gains
For the three months ended March 31, 2024, net insurance gains were nil (2023 - $3.3 million). The $3.3 million gain in Q1 2023, included in cost of sales, relates to the two hurricanes which impacted the Company’s operations in Central America in November 2020, and mainly comprises accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment. This gain is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

CEO separation costs and related advisory fees on shareholder matters and special retention awards
Comprises the separation costs with respect to the departure of the Company’s former CEO in December 2023 and related advisory, legal and other expenses for the ongoing proxy contest and shareholder matters. Also includes stock-based compensation expense relating to special retention awards to executive officers and other employees with a total fair value of $8.6 million made in the first quarter of fiscal 2024 to ensure stability and operational performance in light of the CEO transition process and ongoing proxy contest. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods ($6 million of the fair value is vesting at the end of fiscal 2024, and $2.6 million is vesting primarily at the end of fiscal 2025).

Costs relating to the above matters were incurred in the fourth quarter of fiscal 2023 and the first quarter of fiscal 2024 as follows:

•Expenses of $6.3 million in the fourth quarter of fiscal 2023, consisting of $4.6 million of accrued termination benefits net of the reversal of previously recognized stock-based compensation expense, and $1.7 million of advisory and legal fees.
•Expenses of $17.2 million in the first quarter of fiscal 2024, consisting of $15.4 million of advisory, legal and other expenses, $1.1 million of stock-based compensation expense relating to CEO separation costs, and $0.7 million of stock-based compensation relating to special retention awards.

Costs relating to assessing external interests in acquiring the Company
Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Company following receipt of a confidential non-binding expression of interest to acquire the Company. In the first quarter of fiscal 2024, the Company incurred $2.5 million of expenses related to this matter.

The impact of the CEO separation costs and related advisory fees on shareholder matters and special retention awards and the costs relating to assessing external interests in acquiring the Company described above are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net of write-downs, net insurance gains, gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, costs relating to assessing external interests in acquiring the Company (new in 2024), and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q1 2024	Q1 2023
Net earnings	78.7	97.6
Adjustments for:
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Income tax expense relating to the above-noted adjustments	—	9.5
Adjusted net earnings	99.2	81.6
Basic EPS	0.47	0.54
Diluted EPS	0.47	0.54
Adjusted diluted EPS(1)	0.59	0.45
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2024	Q1 2023
Gross profit	211.1	187.7
Adjustment for:
Net insurance gains	—	(3.3)
Adjusted gross profit	211.1	184.4
Gross margin	30.3%	26.7%
Adjusted gross margin(1)	30.3%	26.2%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses and write-offs that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2024	Q1 2023

SG&A expenses	105.2	81.8
Adjustments for:
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Adjusted SG&A expenses	85.5	81.8
SG&A expenses as a percentage of net sales	15.1%	11.6%
Adjusted SG&A expenses as a percentage of net sales(1)	12.3%	11.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q1 2024	Q1 2023
Operating income	105.1	128.0
Adjustments for:
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Adjusted operating income	125.6	102.5
Operating margin	15.1%	18.2%
Adjusted operating margin(1)	18.0%	14.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback, CEO separation costs and related advisory expenses on shareholder matters and special retention awards, and costs relating to assessing external interests in acquiring the Company (new in 2024). Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2024	Q1 2023
Net earnings	78.7	97.6
Restructuring and acquisition-related costs	0.8	2.8
Net insurance gains	—	(3.3)
Gain on sale and leaseback	—	(25.0)
CEO separation costs and related advisory fees on shareholder matters and special retention awards	17.2	—
Costs relating to assessing external interests in acquiring the Company	2.5	—
Depreciation and amortization	31.6	27.9
Financial expenses, net	22.7	17.0
Income tax expense	3.7	13.4
Adjusted EBITDA	157.2	130.4

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q1 2024	Q1 2023
Cash flows from (used in) operating activities	(27.4)	(179.4)
Cash flows from (used in) investing activities	(43.9)	(22.8)
Adjustment for:
Business acquisitions	—	—
Free cash flow	(71.3)	(202.2)

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Mar 31, 2024	Dec 31, 2023
Long-term debt (including current portion)	1,140.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	94.3	98.1
Total debt	1,234.3	1,083.1
Cash and cash equivalents	(91.2)	(89.6)
Net debt	1,143.1	993.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of 1.5 to 2.0 times pro-forma adjusted EBITDA for the trailing twelve months. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Mar 31, 2024	Dec 31, 2023
Adjusted EBITDA for the trailing twelve months	701.1	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	701.1	674.5
Net debt	1,143.1	993.4
Net debt leverage ratio(1)	1.6	1.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.9 at March 31, 2024.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.

We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties, including the expected implementation in the near term of a global minimum tax rate of 15%;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;

•rapid developments in artificial intelligence;
•changes in accounting policies and estimates;
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices; and
•the aggregate costs to the Company for CEO separation costs and related advisory fees on shareholder matters as well as costs relating to assessing external interests in acquiring the Company.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our updated financial outlook for the 2024 fiscal year under the section "2024 Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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